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Exhibit

Exhibit Description

99.1 Announcement on 2026/03/12: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce important resolutions of the 2026 Shareholders’ Meeting

99.2 Announcement on 2026/03/12: To announce the registration of capital reduction due to cancellation of the RSA

99.3 Announcement on 2026/03/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce important resolutions of the 2026 Shareholders’ Meeting

1. Date of the shareholders meeting: 2026/03/12

2. Important resolutions (1) Profit distribution/ deficit compensation: None

3. Important resolutions (2) Amendments to the corporate charter: None

4. Important resolutions (3) Business report and financial statements:

1)Approved the company’s 2025 Annual Audit Financial Report

5. Important resolutions (4) Elections for board of directors and supervisors: None

6. Important resolutions (5) Any other proposals:

1) Approved the company’s 2026 Annual Operating Budget Proposal

2) Approved to amend the company’s “Asset Acquisition and Disposal Procedures”

7. Any other matters that need to be specified: None

Exhibit 99.2

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2026/03/11

2. Date of completion of capitalization change registration: 2026/03/11

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,881,563,440; the shares outstanding are 12,588,156,344 shares; book value per share is NT$30.17

(2) After the capital reduction: The paid-in capital is NT$125,785,246,190; the shares outstanding are 12,578,524,619 shares; book value per share is NT$30.19

(Note: Net worth per share was calculated based on the consolidated financial statements for the year of 2025 audited by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

For the month of February, 2026

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of January 31, 2026	Number of shares as of February 28, 2026	Changes
Senior Vice President	Chitung Liu	4,661,917	4,612,917	(49,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of January 31, 2026	Number of shares as of February 28, 2026	Changes
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